Exhibit 99.1

May 9, 2016
Catalyst announces first quarter results
Richmond, (BC) –Catalyst Paper (TSX:CYT) today announced results for the first quarter ended March 31, 2016.

Adjusted earnings before tax, depreciation and amortization (EBITDA) was $17.1 million and adjusted EBITDA before specific items was $17.7 million in the first quarter, compared to adjusted EBITDA of $15.1 million and adjusted EBITDA before specific items of $19.8 million in the fourth quarter of 2015.

In the first quarter, the company reported $16.9 million in net earnings and a net loss before specific items of $5.1 million, compared to a net loss of $26.3 million and a net loss of $10.0 before specific items in the fourth quarter of 2015. First quarter earnings benefited from a $22.6 million foreign exchange gain on the translation of U.S. dollar denominated debt.  Catalyst's free cash flow was negative $1.7 million, an improvement from negative $11.4 million in the previous quarter. We ended the first quarter with liquidity of $84.0 million.

"In  light of the continuing price erosion in some of our products, we are ramping up our programs to reduce costs, improve existing product mix and grow new specialty paper sales," said Joe Nemeth, President & Chief Executive Officer.

Quarter Highlights

Operating results benefited from cost savings driven primarily by Revitalization Programs even though we were challenged by maintenance-related issues in the quarter. Our Revitalization Programs were successfully implemented at three of our mill locations in 2015. The program has now been extended to our two remaining mills and in addition to our corporate group to ensure this program is an enterprise-wide initiative.

Production on Rumford's No. 12 Paper Machine resumed in the quarter after being indefinitely curtailed on September 1, 2015. This decision reflects proactive action by management to more fully leverage integrated capabilities at Rumford. The machine will be dedicated to the production of coated paper and Rumford Offset, a newly developed uncoated free sheet product.

Our progress in safety in the first quarter was overshadowed by the employee fatality that occurred at the Crofton mill in January. We remain diligently focused on improving our performance, and strengthening our safety culture and behaviours.

Selected Financial Information

	2016	2015
(In millions of Canadian dollars, except where otherwise stated)	Q1	Total	Q4	Q3	Q2	Q1
Sales	$510.4	$1,991.1	$510.8	$542.6	$458.4	$479.3
Operating earnings (loss)	2.7	(12.7)	(2.2)	23.8	(34.0)	(0.3)
Depreciation and amortization	14.4	61.4	17.3	15.0	14.8	14.3
Adjusted EBITDA	17.1	48.7	15.1	38.8	(19.2)	14.0
– before specific items	17.7	86.7	19.8	41.2	9.7	16.0
Net earnings (loss)	16.9	(49.4)	(26.3)	(12.9)	(32.4)	22.2
– before specific items	(5.1)	(28.0)	(10.0)	8.4	(13.8)	(12.6)
Adjusted EBITDA margin	3.3%	2.4%	3.0%	7.2%	(4.2%)	2.9%
– before specific items	3.5%	4.4%	3.9%	7.6%	2.1%	3.3%
Net earnings (loss) per share (in dollars)
– basic and diluted	$1.17	$(3.41)	$(1.82)	$(0.89)	$(2.23)	$1.53
– before specific items	(0.35)	(1.93)	(0.69)	0.58	(0.95)	(0.87)
(In thousands of tonnes)
Sales	542.8	2,134.3	541.9	570.8	511.1	510.5
Production	533.7	2,136.8	545.6	558.2	494.8	538.2

Market Conditions

Market demand for traditional printing and writing papers continues to decline. Reduced paper use, driven by the proliferation of digital options and resulting oversupply, has led to lower prices and declining demand across almost all grades, with coated groundwood and directory grades experiencing the severest declines.

Despite challenging market conditions, we are successfully generating strong sales volume in the Company's targeted market niches. In the first quarter, sales volume of coated freesheet products increased by 20 per cent, compared to the same quarter in the previous year.

Our efforts in entering higher-value markets have been driven by improved brand recognition, consistent product quality, an unmatched environmental pedigree and superior customer service.

Increase to Asset Based Credit Facility
On May 9, 2016, the company amended its revolving asset based loan facility (ABL Facility).  The amendment included an increase of the maximum revolving credit commitments by $25.0 million to $250.0 million.  The ABL Facility lenders are CIBC as Administrative Agent, Wells Fargo Capital Finance Corporation of Canada, Export Development Canada and Bank of Montreal.
Outlook

In the second quarter, we expect continued demand and pricing pressure in all grades with the exception of newsprint and NBSK pulp that are benefiting from recent price increases.  Energy costs in our British Columbia mills will increase as a result of a  four per cent hydroelectricity rate increase in British Columbia effective April 1, 2016.  We will continue to be innovative in ways to mitigate this increase.  We also face the continued imposition of countervailing duties on the export to the United States of supercalendered paper and are working through the U.S. Department of Commerce's expedited review process.

We believe the Revitalization Programs' focus on cost reduction, combined with our efforts to optimize product mix and increase new specialty paper sales, will serve to lessen the effects  of  these external pressures.

Planned second quarter maintenance outages at Crofton and Powell River, combined with the impact of the main waterline breach at the Crofton mill in mid-April, will negatively impact maintenance and production costs in the second quarter.

Further Quarterly Results Materials

This release, along with the full Management Discussion & Analysis, Financial Statements and accompanying notes are available on our web site at www.catalystpaper.com/Investors. This material is also filed with SEDAR in Canada and EDGAR in the United States.

About Catalyst Paper

Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.
Forward-Looking Statement

Certain statements in this news release, including, without limitation, the statements: that ramping up certain programs will result in cost reduction, improved product mix and growth of new specialty paper sales; regarding the intended production mix of R12; regarding expected demand and pricing pressures in Q2; regarding increased energy costs in Q2 and related mitigation efforts; regarding the expected impact of Catalyst's Revitalization Programs, production mix strategy and expected increase in the sales of new specialty paper on certain external pressures; and the expected impact of planned Q2 maintenance outages at Crofton and Powell River and a waterline breach at Crofton, are forward-looking statements within the meaning of Canadian and United States securities laws. These forward-looking statements reflect management's current views and are based on certain assumptions including, without limitation, assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, responses from applicable regulatory entities and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis contained in Catalyst's annual report for the year ended December 31, 2015 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

For more information contact:
Frank De Costanzo
Senior Vice President & Chief Financial Officer
(604) 247-4014